EXHIBIT 10.3

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Retalix Holdings, Inc.
Plano, Texas

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (file no. 333-14238, 333-12146, 333-09840, and 333-109874) for Retalix Ltd. (the “Company”) of our report dated January 24, 2001, relating to the financial statements of Retalix USA, Inc., appearing in the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2002.

/s/ Nation Smith Hermes Diamond

San Diego, California
March 23, 2004

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Retalix Holdings, Inc.
Plano, Texas

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (file no. 333-14238, 333-12146, 333-09840, and 333-109874) for Retalix Ltd. (the “Company”) of our report dated February 5, 2002, relating to the consolidated financial statements of Retalix USA, Inc., appearing in the Company’s Annual Report on Form 20-F/A as of and for the year ended December 31, 2002.

/s/ Nation Smith Hermes Diamond

San Diego, California
March 23, 2004

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Retalix Holdings, Inc.
Plano, Texas

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (file no. 333-14238, 333-12146, 333-09840, and 333-109874) for Retalix Ltd. (the “Company”) of our report dated February 1, 2003, relating to the consolidated financial statements of Retalix Holdings, Inc., appearing in the Company’s Annual Report on Form 20-F/A as of and for the year ended December 31, 2002.

/s/ Nation Smith Hermes Diamond

San Diego, California
March 23, 2004